Exhibit 4.4

Private and Confidential

INTERXION HOLDING N.V.

a public limited liability company (naamloze vennootschap), incorporated under the laws of The Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, The Netherlands and its address at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, registered with the Trade Register of the Chamber of Commerce under registration number 33301892 (the “Company”)

To:	BARCLAYS BANK PLC (the “Agent”)
Address:	7th Floor, 5 The North Colonnade, Canary Wharf, London, E14 4BB
Attention:	Head of European Loan Agency
Fax:	+44 (0)20 7773 4893

Dated:	12 September 2016

Dear Sirs

We refer to the EUR 100,000,000 senior multicurrency revolving facility agreement dated 17th June 2013 (as amended from time to time and most recently on 17th July 2014) between, among others, the Company, ABN Amro Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Banc of America Securities Limited as Arrangers and the Agent (the “Facility Agreement”).

Unless otherwise defined in this letter or the context otherwise requires, words and phrases defined in the Facility Agreement shall bear the same meaning in this letter.

The Company and the Agent designate this letter as a Finance Document.

1.	BACKGROUND

The Company, on its own behalf and on behalf of the other Obligors pursuant to Clause 2.4 (Obligors’ Agent) of the Facility Agreement, is seeking the agreement of the Majority Lenders to certain consents pursuant to Clause 38.1 (Required consents) of the Facility Agreement as set out in paragraph 3 (Requested Consent) below.

2.	ADDITIONAL DEFINITIONS

In this letter:

“Effective Date” means the date on which the Consent becomes effective, being the date on which:

(a)	the Agent confirms to the Company (by countersigning this letter) that the consent of the Majority Lenders to the Consent has been obtained; and

(b)

the Agent has been notified in writing by the Company that the Company (and/or any other member of the Restricted Group) has completed any acquisition or series of acquisitions of data centre assets (whether by way of the acquisition of shares (or other equity interests) of an entity owning such assets or by direct asset acquisition) from third parties for a purchase price (in aggregate) greater than or equal to €7,500,000 (or its equivalent in other currencies) on or from the date of this letter; provided that, for purposes hereof “purchase price” shall include (without duplication) the consideration for the acquisition(s) (including any associated fees, expenses and taxation and any deferred consideration) and any Financial Indebtedness discharged or assumed in connection with such acquisition(s).

“Consent” means the consents and waivers requested in paragraph 3 (Requested Consent) below.

“Consent Response Form” means a consent response form in the form of Schedule 1 (Consent Response Form) to this letter.

“Consent Time” means 11.00 am (London time) on 16th September 2016 (or such later date and time as the Company may specify by notice in writing to the Agent or may agree with the Agent (acting reasonably).

“Consenting Lender” means each Lender which has provided its irrevocable and unconditional consent to the Consent by signing and returning to the Agent a Consent Response Form prior to the Consent Time.

3.	REQUESTED CONSENT

We are writing to you in your capacity as Agent to request the approval by the Agent (acting on the instructions of the Majority Lenders) by the Consent Time to the replacement of the words “will not exceed 4:00.1 for each Relevant period ending on a Quarter Date following the Issue Date” with the words “will not exceed: (a) 4.75.1 for each Relevant Period ending on a Quarter Date falling in the period from the Issue Date to and including 30th June 2018 and (b) 4.00.1 for each Relevant Period ending of a Quarter Date falling thereafter” in Clause 22.2 (Financial condition) of the Facility Agreement pursuant to Clause 38.1 (Required consents) of the Facility Agreement.

4.	CONSENT TIME

To allow for a timely completion of this process we request that the approval of the Consent is provided to the Agent by the Consent Time.

5.	MISCELLANEOUS

(a)	In consideration for the Consent, the Company shall make the Repeating Representations on the Effective Date by reference to the facts and circumstances existing on that date.

(b)	By signing a Consent Response Form, each Consenting Lender irrevocably authorises the Agent to execute this letter.

(c)	Save as expressly provided herein, nothing in this letter shall be construed as a release, waiver or amendment of any provision of any Finance Document and the Company confirms on behalf of itself and each Obligor that each other Finance Document remains and shall continue in full force and effect.

(d)

The consent of a Lender (a “Transferring Consenting Lender”) to the Consent will bind any Lender that acquires by way of an assignment or transfer (including by way of novation) any of a Transferring Consenting Lender’s rights, obligations and Commitments (a “New Consenting Lender”) after the date on which that Transferring Consenting Lender notifies the Agent in writing of its approval to the Consent, and by signing a Consent Response Form each Transferring Consenting Lender also agrees to procure that any such assignment or transfer is completed on this basis. Such consent and agreement provided by the relevant Transferring Consenting Lender above will remain valid and binding on the New Consenting Lender to the extent of the New Consenting Lender’s ownership of the relevant Commitments and it shall have the same rights in relation thereto as the Transferring Consenting Lender did prior to the assignment or transfer.

(e)	The Consent shall apply only to the matters specifically referred to in this letter and are given in reliance upon any written factual information supplied by us to you being true and accurate in all material respects as at the date it was provided and not being misleading in any material respect. Such Consent shall be without prejudice to any rights which the Finance Parties may now or hereafter have (i) in relation to any other circumstances or matters not specifically referred to herein (whether subsisting at the date hereof or otherwise); or (ii) in relation to any such factual written information being untrue or inaccurate in any material respects that would result in the request being misleading in any material respect, which right shall remain in full force and effect.

(f)	Pursuant to Clause 18.2 (Amendment costs) of the Facility Agreement, the Company shall (or shall procure that an Obligor will), within three Business Days of demand, reimburse (or procure reimbursement of) the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in connection with this letter.

(g)	By reference to the facts and circumstances existing at the date of this letter, no Default or Event of Default has occurred or is continuing.

(h)	This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

(i)	A person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any of its terms and the consent of any person who is not a party to this letter is not required to rescind or vary this letter at any time.

(j)	This letter and any non-contractual obligations arising out of or in connection with it shall be governed by English law and the provisions of Clause 41 (Enforcement) of the Facility Agreement shall apply, mutatis mutandis, save that references to “this Agreement” shall be construed as references to this letter.

Thank you in advance for your consideration of the above requests.

We request that you please seek approval for the Consent.

[The rest of this page is deliberately left blank]

Yours faithfully,

INTERXION HOLDING N.V.

(the Company and acting as Obligors’ Agent)

Signature:	/s/ David C. Ruberg
Name:	David C. Ruberg
Position:	Chief Executive Officer

[Signature page to Consent Request Letter]

By its countersignature of this letter, the Agent confirms that the consent from the Majority Lenders to the Consent has been obtained and, from the Effective Date, the Consent shall enter into effect.

BARCLAYS BANK PLC

(acting as Agent)

Signature:	/s/ Antony Girling
Name:	Antony Girling
Position:	Vice President

Date:         16th September 2016

[Signature page to Consent Request Letter]

SCHEDULE 1

CONSENT RESPONSE FORM

To:	BARCLAYS BANK PLC (the “Agent”)

Address:	7th Floor, 5 The North Colonnade, Canary Wharf, London, E14 4BB
Attention:	Head of European Loan Agency
Fax:	+44 (0)20 7773 4893

Dear Sirs,

We refer to the EUR 100,000,000 senior multicurrency revolving facility agreement dated 17 June 2013 (as amended from time to time and most recently on 17th July 2014) between, among others, the Company, ABN Amro Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, London Branch and Banc of America Securities Limited as Arrangers and the Agent (the “Facility Agreement”).

We also refer to the letter from the Company (the “Consent Request Letter”) dated ___ September 2016 in which the Company has requested the consent from the Majority Lenders to the Consent set out in (and as defined in) the Consent Request Letter.

Terms defined in the Consent Request Letter shall have the same meaning in this letter unless otherwise specified.

We hereby:

(1)	irrevocably agree to and give our consent to the Consent requested under the Consent Request Letter for all purposes under the Finance Documents;

(2)	conditional only on the Majority Lenders agreeing to the Consent by no later than the Consent Time, authorise and instruct the Agent, as soon as such consent is received (or such later date as the Agent and the Company may agree), to countersign the Consent Request Letter; and

(3)	confirm that this consent and approval shall remain valid and binding on us (and future assignees and transferees) as contemplated by the Consent Request Letter.

Yours sincerely,

For and on behalf of:

Signature:

Print Name:

Date:	2016